Trishield Capital Management Shows Proposed Cash Consideration for Florida-based BBX Capital is Inadequate in Proposed Merger with BFC Financial Corporation

Board Reminded to Fulfill Fiduciary Duties

Management’s Ownership Interests Create Conflicts

NEW YORK, Nov. 29, 2016 (GLOBE NEWSWIRE) -- Trishield Capital Management LLC announced today that it had sent the following letter to the Board of Directors of BBX Capital Corporation (NYSE: BBX) explaining why the $20 per share cash consideration proposed to be paid in the pending merger between BBX Capital Corporation (“BBX”) and BFC Financial Corporation (“BFCF”), its controlling shareholder, significantly undervalues BBX.

Since sending the letter over a month ago, neither the special committee nor the BFCF management has been willing to engage in any meaningful conversations or otherwise demonstrate to Trishield how the proposed price represents sufficient and fair value to BBX’s independent shareholders.  In fact, since then, BBX has announced that its book value per share is now $21.43, representing a 7% premium to the proposed cash takeover price of $20 per share.  BBX’s stock is currently trading above the proposed cash consideration of $20, closing yesterday at $21.90.

Trishield holds 769,858 shares of BBX.  The merger is conditioned upon, among other things, three notable conditions: (i) holders of not more than 150,000 shares having exercised appraisal rights, (ii) the approval of a majority of the minority shareholders who vote and (iii) holders of at least 2,250,000 shares having executed a waiver and release with respect to pending merger litigation (or such litigation being otherwise resolved).  Trishield holds in excess of the appraisal rights threshold and more than 25% of the total minority shares required to approve the merger.

In addition to the financial analysis in the letter below as to why the cash offer significantly undervalues BBX, Trishield notes the following:

•	Each of the BBX directors, Jarett S. Levan, John E. Abdo, Norman H. Becker, Steven M. Coldren, Willis N. Holcombe, Anthony P. Segreto and Charlie C. Winningham, II, has a fiduciary duty to ensure that BBX is maximizing value for all shareholders, including the minority shareholders.
•	BBX and BFCF share the same management team and that management team owns less than 1% of BBX but over 25% of BFCF, creating incentives to economically favor the BFCF shareholders at the expense of the BBX shareholders.
•	When BFCF first attempted to acquire BBX in May 2013, BBX’s book value was $14.85 per share. BBX’s current book value is $21.43 per share. Despite the 44% increase in BBX’s book value, BFCF’s present cash offer represents effectively the same dollar value as offered in 2013.

•	Even when accounting for certain items the financial advisors to the special committee and BFCF have said they did not consider in reaching valuations in excess of $43 per share (e.g., the potential impact of taxes and the debt at Woodbridge), Trishield’s valuation yields a price well in excess of the proposed cash price.
•	The low targeted appraisal condition in the merger agreement reflects BFCF’s history of underpaying the minority shareholders when seeking to acquire companies it controls. Appraisal rights litigation in connection with BFC’s 2009 acquisition of Woodbridge resulted in a 61% increase in the consideration paid to Woodbridge shareholders exercising appraisal rights. The litigation settlement in connection with Woodbridge’s 2013 acquisition of Bluegreen resulted in a 25% increase in the consideration paid to Bluegreen shareholders.
•	BBX and BFCF not only share the same management team but also have the same controlling shareholders, and it certainly appears that the members of the special committee of directors, who are charged to act as fiduciaries on behalf of the minority shareholders, have not met their mandate to negotiate in good faith for the minority shareholders.
•	Indeed, how can one explain why neither the special committee nor the BFCF management has agreed to multiple requests for a meeting or telephone call by the holder of more than 25% of the minority shares?

October 10, 2016

The Board of Directors
BBX Capital Corporation
401 East Las Olas Boulevard, Suite 800
Fort Lauderdale, FL 33301

Gentlemen:

Funds managed by Trishield Capital Management LLC own 769,858 shares of the Class A Common Stock of BBX Capital Corporation (“BBX”), which represents more than 25% of such stock held by shareholders other than BFC Financial Corporation (“BFCF”) and its affiliates. As the largest minority shareholder of BBX, and the holder of approximately 5.3% of the Class A Common Stock of BFCF, we have been carefully considering the proposed merger between BBX and BFCF.

We appreciate the strategic rationale for the merger and support a sale of BBX. However, the proposed cash consideration of $20 per share significantly undervalues BBX.

Without question, the $20 per share cash offer represents a significant discount to BBX’s fair value.  Although the proxy spends a considerable amount of time justifying why the exchange ratio of 5.4 shares of BFCF for each share of BBX is fair, no effort is made to address the fairness of the cash consideration.  In fact, both Hovde Group (“Hovde”), the financial advisor to the BBX Special Committee, and Keefe, Bruyette & Woods (“KBW”), the financial advisor for BFCF, value BBX at a materially higher price than the $20 cash offer.  When focused on the actual intrinsic value of the assets as opposed to the relative values of the companies, Hovde values BBX between $43.51 and $52.05 per share.  Applying each of KBW’s three methodologies – a selected companies analysis, a selected transactions analysis and a DCF analysis - KBW values BBX between $43.26 and $57.85 per share.

When we spoke with counsel for the BBX Special Committee, the only rationale he would provide for the cash portion of the offer was that it represented a takeover premium.  Unfortunately, that is not a substantive justification, particularly for a company that has such a small float, lacks any research coverage and is controlled by its parent company.  According to the KBW analysis, Diamond Resorts, the closest publicly traded competitor to Bluegreen, announced on June 29 that it was being acquired for 7.2x EBITDA.  At this multiple, BBX would be worth $48.29 per share, assuming that the value KBW provided for BBX’s real estate assets and private equity investments are correct.

Another interesting point of note is that when an acquirer is deemed to have paid a full and fair price for a target, the acquirer’s shares typically trade down. The price of BFCF common stock is UP more than 30% since the announcement, evidence that the market believes BFCF is acquiring BBX for less than fair value.  It is also noteworthy that BBX/BFCF management directly owns less than 1% of BBX but over 25% of BFCF.  In addition, BBX is presently trading above the $20 cash offer.

In short, we cannot help but conclude that the $20 per share cash offer is significantly below what BBX is worth. The proxy statement suggests that shareholders who believe that $20 per share undervalues BBX should elect to receive shares of BFCF and, therefore, continue to participate in BBX’s assets through BFCF’s complete ownership of BBX.  We are not interested in receiving any additional shares in BFCF.

It is clear that the cash consideration as currently proposed does not provide sufficient and fair value to BBX’s independent stockholders.

We have attempted to convey our position to BBX’s Special Committee; however, we only were permitted to speak with its legal counsel.  We also attempted to communicate with BFCF’s management; but, we were informed by the Head of Investor Relations that management did not want to speak to us as, in their opinion, all relevant information could be found in the updated proxy statement.

We appreciate that the transaction is subject to, among other things, two notable conditions: (i) holders of not more than 150,000 shares having exercised appraisal rights and (ii) the approval of a majority of the minority shareholders who vote.  We hold 769,858 shares or more than 25% of the total minority shares.

We trust and expect that you have been, and will be, exercising your fiduciary duties as directors of BBX to ensure that BBX is maximizing value for all shareholders, including the minority shareholders.

We remain available to discuss these important matters with you.

Very truly yours,

Trishield Capital Management LLC

About Trishield Capital Management
Trishield Capital Management LLC is an investment manager specializing in distressed, stressed, special situations and event-driven value opportunities.  Trishield Capital Management was founded by Jeff Buick in 2008.
Investor Contacts:
Trishield Capital Management

Michael D. Leibert, 212-256-1436
michael.leibert@trishieldcapital.com